Exhibit 99.1  NTT Quaris Termination Letter

December 22, 2008

Re.: Notification on termination of Consulting Agreement

Dear Mr. Snell,

Firstly, we would like to express our gratitude for the work you have conducted for us over the years by providing periodic reports, support in overseas studies and traveling to Japan for lectures. Your assistance has been a significant help for NTT Quaris and NTT Directory Services in planning our business strategies.

With the drastic change in the global economic environment originating from the financial crisis, our company's revenue has decreased as a result of the soaring prices for printing and raw material and shrinking telephone directory revenue, which has forced us to close some of our plants and offices. As we are placed under such conditions, we are undergoing substantial company-wide cost control, and we must inform you that we are unable to renew the Consulting Agreement expiring as of March 2009.

We would like to ask for your kind understanding and accept the termination of the agreement as of the end of this current fiscal year.

We truly regret having to be in a position to send you such a notice. Although the Consulting Agreement will come to an end, we hope to continue contact and exchange information based on our long friendship.

Thank you again for your assistance through all these years.

T. Komori

Toshihiko Komori
President
NTT Quaris Corporation